QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(Euros in millions)

	Nine months ended		Year ended December 31,
	September 26, 2003	September 27, 2002	2002	2001	2000
Earnings
Income before income taxes	317.3	247.4	236.8	87.4	88.6
Add:
Fixed charges	51.9	59.0	80.7	84.5	44.1
Income distributed by equity method investees	—	—	—	—	1.9
Less:
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1.1)	(0.7)	(1.0)	(1.4)	—

TOTAL	368.1	305.7	316.5	170.5	134.6
Fixed Charges
Amortization of deferred financing costs	2.6	3.7	4.9	0.9	0.4
Interest on bank loans and overdrafts	38.1	44.8	60.5	70.9	24.5
Interest on other loans	1.5	2.2	4.0	3.1	12.1
Interest on finance leases	1.8	1.2	1.8	1.6	0.7
Rental expense on operating leases	7.9	7.1	9.5	8.0	6.4

TOTAL	51.9	59.0	80.7	84.5	44.1
Ratio of earnings to fixed charges	7.1	5.2	3.9	2.0	3.1

QuickLinks

  Exhibit 12.1
COCA-COLA HELLENIC BOTTLING COMPANY S.A. HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES (Euros in millions)